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SEC 1344
(10-2002)         PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions          UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
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                    UNITED STATES                           OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION        ----------------------------
                WASHINGTON, D.C. 20549              OMB Number:      3235-0058
                                                    Expires:  January 31, 2005
                     FORM 12b-25                    Estimated average burden
                                                    hours per response....2.50
             NOTIFICATION OF LATE FILING            ----------------------------
                                                    SEC FILE NUMBER 333-56239-01
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                                                    CUSIP NUMBER
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(Check One): / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
/ /  Form N-SAR

For Period Ended:  January 11, 2003
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/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

LPA Holding Corp.
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Full Name of Registrant


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Former Name if Applicable

130 South Jefferson Street, Suite 300
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60661
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                        (ATTACH EXTRA SHEETS IF NEEDED)

         LPA Holding Corp. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended January 11, 2003 without unreasonable effort or expense due to the inability of management to complete the preparation of the required interim financial statements for the second quarter of fiscal 2003 for the reasons discussed below. The Company had also previously filed (a) on September 27, 2002, a Notification of Late Filing on Form 12b-25 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 and (b) on December 3, 2002, a Notification of Late Filing on Form 12b-25 with respect to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 19, 2002. Recently, on February 21, 2003, the Company filed its Annual Report of Form 10-K. As of the date hereof, the Company still has not filed its Quarterly Report on Form 10-Q for the first quarter of fiscal 2003 due to the inability of management to complete the preparation of the required interim financial statements for the reasons discussed below.

         As previously disclosed in the Company's Annual Report on Form 10-K filed on February 21, 2003, the Company determined subsequent to April 2002 that certain asset, liability, revenue and expense items were incorrectly reported or recognized in previously issued quarterly and annual financial statements. The correction of these errors resulted in total charges to current and prior year earnings of approximately $32.5 million, on an after-tax basis. The Company has restated, among other things, its balance sheet as of June 30, 2001 and statements of operations and comprehensive loss and cash flows for each of the 52 weeks ended June 30, 2001 and the unaudited quarterly selected financial data for each of the fiscal quarters in the 52 weeks ended June 29, 2002. Accordingly, the Company's restated unaudited quarterly financial statements for the first and second fiscal quarters of fiscal 2002 are required to be included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 11, 2003.

         Given the amount of the Company's resources and management attention that were required to complete the restatements in order to be able to file the Annual Report on Form 10-K by February 21, 2003, the number of items to be restated during the first and second quarters of fiscal 2002, the magnitude of the charges and the continued inability of management to complete the preparation of the Company's unaudited interim financial statements for the fiscal quarter ended October 19, 2002, it is not feasible for management of the Company to complete the preparation of the Company's unaudited interim financial statements for the quarterly period ended January 11, 2003 and for the Company to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense nor can a reasonable estimate of the Company's results for the quarterly fiscal period be made at this time.

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PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Michael F. Czlonka                      (312)                  798-1200
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     (Name)                          (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). / / Yes /X/ No

The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended
October 19, 2002 has not been filed.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes / / No

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If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's response contained in Part III is incorporated herein by reference because the same explanation given in Part III applies as to why a reasonable estimate of the results for the fiscal quarter ended January 11, 2003 and why the anticipated change from the quarterly period ended January 12, 2002 cannot be made.
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                               LPA Holding Corp.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 25, 2003   By  /s/ Michael F. Czlonka
    --------------------   ----------------------------------------------------
                             Name:  Michael F. Czlonka
                             Title: Chief Financial Officer and
                                    duly authorized representative
                                    of the registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).